UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SFH I ACQUISITION CORP.
(Exact Name of Registrant as Specified in its Charter)

000-52643
(Commission File Number)

DELAWARE	20-5941535
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3363 NE 163rd Street, Suite 706
North Miami Beach, Florida 33160
(Address of Principal Executive Offices)

(786) 923-0512
(Registrant's Telephone Number)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

November 12, 2008

       This Information Statement is being furnished on or about November 12, 2008 to all of the stockholders of record at the close of business on October 23, 2008 of the common stock, par value $0.001 per share, of SFH I Acquisition Corp. (the “Company”).

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

Our company, SFH I Acquisition Corp. (the “Company”, “we” or “us”), has entered into a Share Exchange Agreement (the “Merger Agreement”), dated as of June 9, 2008, with Protech Biosystems Pvt. Ltd., an entity organized under the laws of India (“Protech”) and Saniiw Kumar Singh, Raju Kumar Singh and Rana Rajesh Kumar (collectively the “Protech Shareholders”) . Pursuant to the Merger Agreement, Protech merged with and into the Company (the “Merger”). The closing of the Merger was subject to certain conditions precedent, including but not limited to, the delivery of audited financial statements prepared in accordance with United States GAAP by Protech and the approval of the appropriate regulatory body in India. The closing of the transaction occurred on October 23, 2008 upon the satisfaction of all closing conditions.

Protech was incorporated in India under the Companies Act, 1956 for the purpose of engaging in the manufacture and distribution of generic pharmaceutical formulations for sale in India, the Russian Federation (“Russia”) and . Commonwealth of Independent States (“CIS”) countries such as Uzbekistan, Belarus, Kyrgyzstan and Armenia

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, dated October 23, 2008, which was filed with the Commission on October 29, 2008. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained free of charge from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

Upon the closing of the Merger, each issued and outstanding common share of Protech was converted into an aggregate of 6,100,000  shares of our common stock, par value $0.001 per share

After the closing of the Merger, approximately 36.1% of the Company’s issued and outstanding common stock will be owned by the Protech stockholders. The remaining 63.9% will be held by the Company’s current stockholders.

In connection with the Merger, immediately following the appointment of the Protech nominees, our current President, Chief Executive Officer, Treasurer and Director, Armen Karapetyan, resigned from the Board of Directors. In addition, Alan Jay Weisberg resigned as Chief Financial Officer of the Company. Prior to Mr. Karapetyan’s resignation, the board of directors, appointed Sanjiw Kumar Singh as the Company’s President, Chief Executive Officer, Treasurer and Chairman. In addition, the board of directors appointed Alan Jay Weisberg as Secretary of the Company, Ajay Gupta as Chief Financial Officer of the Company and Sumir Koul as Chief Operating Officer of the Company. On or about the 10th day after the filing of this Schedule 14(f), Mr. Rana Rajesh Kumar shall be appointed to the Corporation’s board of directors and the following shall be the directors and executive officers of the Company.

Sanjiw Kumar Singh – Chairman, Chief Executive Officer and President
Alan Jay Weisberg – Secretary and Director
Rana Rajesh Kumar – Director
Ajay Gupta – Chief Financial Officer
Sumir Koul – Chief Operating Officer

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be appointed as directors following the filing of this Form 14(f). If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Protech prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of this director.

Name	Age	Position
Sanjiw Kumar Singh	40	Chairman, Chief Executive Officer and President
Alan Jay Weisberg	62	Secretary and Director
Ajay Gupta	32	Chief Financial Officer
Sumir Koul	40	Chief Operating Officer

Dr. Sanjiw Kumar Singh -Chairman, Chief Executive Officer and President

On October 23, 2008, Dr. Sanjiw Kumar Singh was appointed as the Company’s Chairman, Chief Executive Officer and President. Prior to joining the Company, he served as Chairman and Managing Director of Protech. Mr. Sanjiw also worked in the pharmaceutical industry as a consultant to such Indian pharmaceutical companies as Ranbaxy, Dr. Reddy's Laboratories Dr. Sanjiw Singh has a PhD in engineering.

Alan Jay Weisberg - Secretary and Director

Mr. Weisberg currently serves as a director of the Company. He previously served as the Company’s Chief Financial Officer. Mr. Weisberg is a Certified Public Accountant and currently operates Weisberg Brause & Co. Mr. Weisberg also currently serves as chief financial officer and as a director of QuickByte Software, Inc., positions he has held from July 2008 to present. Prior to joining the Company, Mr. Weisberg served as chief financial officer and as a director of December 2006 through September 2008. He served as chief financial officer and as a director of Getting Ready Corporation, Inc. from September 2007 through September 2008. From April 1998 through December 2006, Mr. Weisberg served as chief financial officer and as a director of Orthodontix, Inc. In addition, Mr. Weisberg served as chief financial officer and as a director of Protalix Biotehrapeutics, Inc. from December 2006 through April 2007.

Mr. Ajay Gupta - Chief Financial Officer

On October 23, 2008, Mr. Gupta was appointed as the Company’s Chief Financial Officer. Prior to joining the Company, Mr. Gupta previously served as the General Manager of Finance and Accounts of Protech from March 2005. Prior to joining Protech, Mr. Gupta served as the Associate Manager of Finance and Accounts of Singer India Ltd.

Mr. Sumir Koul - Chief Operating Officer

Mr. Kohl was appointed as the Company’s Chief Operating Officer on October 23, 2008. Prior to joining the Company, he served as an Executive Director of Protech. He previously served as Dy. General Director of Intercare Pharmaceuticals in Moscow, Russia.

Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors is acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers following the filing of this 14(f):

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company on or about the 10th day after the filing of this Schedule 14(f):

Name	Age	Position
Rana Rajesh Kumar	34	Director

Rana Rajesh Kumar – Director

Mr. Kumar served as a joint director of Protech from November 2004 through October 23, 2008. Prior to joining Protech, Mr. Kumar worked for Julee Exports, a subsidiary of IPC India Ltd. from August 1998 through December 2001 and at Apetka Intercare Ltd., a chain of retail pharmacy outlets in Russia from January 2002 to October 2004.

Board of Directors Meetings

Since the end of its fiscal year on December 31, 2007, our Board of Directors did not hold any meetings but has acted on written consent on several occasions.

Board of Directors Committees

Currently, our board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our board performs the duties of an audit committee. Our board does not have a nominating committee. The functions customarily performed by a nominating committee are performed by our board.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Sanjiw Kumar Singh, at the address set forth on the front page of this Information Statement. You will receive a written acknowledgement from the Mr. Smith upon receipt of your communication.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

During the year ended December 31, 2007, none of our officers received any compensation from the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Our promoter, James Donahue; or
•	Any member of the immediate family of any of the foregoing persons.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of November 12, 2008, we had 16,893,650, shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

The following table sets forth the beneficial ownership of our company’s capital stock as of November 12, 2008, as to

• Each person known to beneficially own more than 5% of the Company’s common stock
• Each of our directors
• Each executive officer
• All directors and officers as a group

Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Amount Beneficially Owned (2)	Percentage of Class(2)	Title of Class
Armen Karapetyan (3)	2,500,000	14.80%	Common
Joseph Rached	2,500,000	14.80%	Common
Sanjiw Kumar Singh (4)	2,055,700	12.16%	Common
Raju Kumar Singh	2,022,150	11.97%	Common
Rana Rajesh Kumar	2,022,150	11.97%	Common
Ajay Gupta (5)	0	0%	Common
Sumir Koul (6)	0	0%	Common
Alan Jay Weisberg (7)	0	0%	Common
All officers and directors as a group (4 persons)	2,055,700	11.97%	Common

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o SFH I Acquisition Corp., 3363 NE 163rd Street, Suite 706, North Miami Beach, Florida 33160.
(2)

Applicable percentage ownership is based on 16,893,650 shares of common stock outstanding as of November 12, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of November 12, 2008 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of November 12, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Armen Karapetyan resigned as the Company’s President, Chief Executive Officer, Treasurer and Director effective October 23, 2008.

(4)	Sanjiw Kumar Singh was appointed as the Company’s Chairman, Chief Executive Officer and President effective October 23, 2008.

(5) (6) (7)
Ajay Gupta was appointed as the Company’s Chief Financial Officer effective October 23, 2008.

Sumir Koul was appointed as the Compan’s Chief Operating Officer effective October 23, 2008.

Alan Jay Weisberg resigned as the Company’s Chief Financial Officer and was appointed as the Company’s Secretary effective October 23, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

SIGNATURES
In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

SFH I ACQUISITION CORP.
By Order of the Board of Directors

/s/ Sanjiw Kumar Singh
Sanjiw Kumar Singh

Chief Executive Officer and President

Dated: November 12, 2008